Exhibit 99.1

News Release

Immediate Release

Partners Architecture joins North American design firm Stantec

SAN FRANCISCO CA (September 17, 2007) TSX:STN; NYSE:SXC

Stantec announced today that it has completed the acquisition of Chong Partners Architecture, Inc. (CPA) one of San Francisco’s largest and most recognized architecture firms. Specializing in architecture, interior design, and planning CPA has approximately 175 employees and additional offices in Sacramento and San Diego.

“The addition of Chong Partners is a significant step towards building a national architecture presence in the United States similar to what we have been able to achieve in Canada,” says Tony Franceschini, Stantec President & CEO. “We are also excited about Chong Partners strong experience in the design of hospitals and related medical research and treatment facilities which will make the combined practice a North American leader in the healthcare design sector.”

With more than 30 years of experience, CPA is one of California's most prominent health care design firms. The company also provides services to the public, corporate, and academic sectors. The firm has worked on projects such as the Coca Cola Pavilion at the 2008 Olympic Games in Beijing, the Template Hospitals Project for Kaiser Permanente, and the California Academy of Sciences (with Renzo Piano).

“Joining Stantec makes us a stronger firm,” says Gordon Chong, CPA Chairman. “The combination of our people’s skills with Stantec’s size and depth will enable us to bring a dramatically expanded range of services, expertise, and resources to the marketplace.”

“Not only will our clients get the benefits from our expanded resources and service offering,” adds F. B. (Rick) Drake, CPA CEO, “we will also be able to offer our employees access to more opportunities to grow their careers and experience within the larger organization.”

With the addition of CPA, Stantec’s architecture practice now has about 700 employees throughout North America. In California the Company employs more than 850 people providing a wide variety of professional services.

For more information visit http://announcements.stantec.com/chongpartners

Stantec, founded in 1954, provides professional design and consulting services in planning, engineering, architecture, surveying, and project management. The Company supports public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Services are offered through more than 7,000 employees operating out of more than 100 locations in North America and the Caribbean. Stantec trades on the Toronto Stock Exchange under the symbol STN and on the New York Stock Exchange under the symbol SXC.

Cautionary note regarding forward-looking statements
This press release contains "forward-looking statements". Some of these statements may involve risks and uncertainties and other factors that may be beyond the control of Stantec and cause actual results to be materially different from those contained in such forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in Stantec's filings with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

Media Contact Jay Averill Stantec Media Relations Tel : (780) 917-7441 jay.averill@stantec.com	CPA Contact Gordon Chong Chairman, CPA Tel: (415) 433-0120 gchong@chongpartners.com	CPA Contact F. B. (Rick) Drake CEO, CPA Tel: (415) 433-0120 rdrake@chongpartners.com	Investor Contact Simon Stelfox Stantec Investor Relations Tel: (780) 917-7288 simon.stelfox@stantec.com

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